FOR IMMEDIATE RELEASE:

Webster Contacts:

Media:    Mike Bazinet, 203-578-2391
          mbazinet@websterbank.com


          Jim Kalach, 203-578-2461
          jkalach@websterbank.com

Investors:     James Sitro, 203-578-2399
               jsitro@websterbank.com


Mechanics Savings Bank:  Edgar C. Gerwig, 860-241-2838


WEBSTER BANK TO ACQUIRE MECHANICS SAVINGS BANK

WATERBURY, Conn., December 2, 1999 - - Webster Financial Corporation (Nasdaq: WBST) today announced that it has reached a definitive agreement to acquire MECH Financial, Inc. (Nasdaq: MECH), the holding company for Mechanics Savings Bank, in a tax-free, stock-for-stock exchange valued at approximately $210 million. Mechanics Savings Bank is a state-chartered, Hartford-based savings bank with $1.1 billion in assets and 16 branch offices in the capital region.

Based on the terms of the agreement, Mechanics shareholders will receive
1.52 shares of Webster common stock for each share of Mechanics they hold. For illustrative purposes, based on Webster's average closing price for the last six months of $26.97, this would be equal to $41.00 a share. Based on Webster's closing price on December 1, 1999 of $26.00, this would be equal to $39.52 a share. Webster expects to record after-tax acquisition related charges of $10.9 million for the transaction.

"Our partnership with Mechanics Savings Bank significantly enhances Webster's franchise in Hartford County, where we already rank number two in deposit market share," said James C. Smith, Webster chairman and chief executive officer. "Mechanics customers will benefit from having greater convenience through our extensive network of branches and ATMs and will enjoy a broader selection of services. In the meantime, Mechanics customers should continue to bank as they normally do. We will make the transition to Webster simple and convenient for our new customers."

Mechanics branch offices are located in Avon, Bloomfield, East Hartford, Glastonbury, Hartford, Manchester, New Britain, Wethersfield, West Hartford and Windsor. Please see accompanying list for address.

With the addition of Mechanics, the pending merger of New England
Community Bancorp, and the previously announced agreements to purchase FleetBoston and Chase Manhattan branches, Webster will have more than $11 billion in assets, ranking it as the fifth largest New England based bank.

The purchase price is approximately 2.2 time Mechanics' book value and
16.9 times core earnings for the last 12 months. The acquisition is expected to contribute positively to Webster's earnings per share in the first year. Webster expects to account for the transaction as a pooling of interests.

"Given both banks' strong commitment to our customers and to Connecticut, Webster is an ideal merger partner," said Edgar C. Gerwig, Mechanic's chairman, president and chief executive officer. "Banking and financial services are changing rapidly. Our Board believes that merging with Webster best serves the interests of our communities, shareholders, customers and employees. We will enhance our ability to provide financial services, including expanded business banking offerings as well as trust, insurance services, and Web-based banking."

The definitive agreement, which has been approved by both companies' boards of directors, is subject to approval by regulatory authorities and Mechanics shareholders. Webster expects the transaction to close in the second quarter of 2000.

"When two banking companies in the same market merge to form a stronger bank, there will inevitably be duplication of duties, resulting in some job eliminations," said William T. Bromage, Webster senior executive vice president. "While we have not yet determined the number of overlapping positions, we expect to offer positions to most of the branch office employees and will do all we can to keep the number of position eliminations to a minimum. Mechanics employees whose positions are eliminated will be given preference for open positions in the rapidly growing Webster organization. Our history demonstrates a pattern of successfully placing most employees affected by our mergers."

No decisions have been made with regard to potential branch office consolidations resulting from geographic proximity with existing Webster Bank branches. Mechanics customers will have vastly more branches and ATMs to serve them following this merger.

Pro forma for pending merger and branch purchase activity, Webster Bank has $11 billion in assets and operates through a network of more than 125 banking offices, three commercial banking centers, and 200 ATMs, in addition to telephone, video, Web and PC banking.

Webster is also a leading, full-service commercial and mortgage lender in Connecticut. Webster Trust, the bank's trust and investment management subsidiary, is one of the leading bank trust companies based in Connecticut. Webster's insurance subsidiary, Damman Insurance
Associates, is one of the largest agencies in the state.

Webster's Nowlending subsidiary found at www.nowlending.com on the Worldwide Web, originates low-cost mortgages over the Internet for customers across the United States.

For more information on Webster visit www.websterbank.com.



Conference Call

A conference call covering this transaction will be held today, Thursday, December 2, 1999 at 10:00 a.m., Eastern Time and may be heard through Webster's investor relations website at www.wbst.com. The call will be archived on the website and available for future retrieval.

Statements in this press release regarding Webster Financial Corporation's business that are not historical facts are "forward looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see "Forward Looking Statements" in the Company's Annual Report for the most recently ended fiscal year.

Mechanics Savings Bank Branch Offices

Hartford: 100 Pearl Street (Main Office), 202 Farmington Avenue, Park Street at Lawrence

West Hartford: Bishops Corner, Elmwood, 927 Farmington Avenue, 124
LaSalle Road

Avon: Nod Brook Mall

Bloomfield: Copaco Shopping Center

East Hartford: 1491 Silver Lane, 1065 Main Street

Glastonbury: 2450 Main Street

Manchester: 341 Broad Street

New Britain: 446 South Main Street

Wethersfield: Wethersfield Shopping Center

Windsor: 156 Broad Street